UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38589

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Coastal Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Coastal Financial Corporation

5415 Evergreen Way

Everett, WA 98203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator and Plan Participants of the

Coastal Community Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Coastal Community Bank 401(k) Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Everett, Washington

June 26, 2020

We have served as the Plan’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator and Plan Participants of the

Coastal Community Bank 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Coastal Community Bank 401(k) Plan (the “Plan”) as of December 31, 2018. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ LBMC

Brentwood, Tennessee

June 26, 2020

We have served as the Plan’s auditor since 2020.

COASTAL COMMUNITY BANK 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2019	2018
ASSETS
Investments, at fair value
Registered investment companies	$15,416,085	$10,663,441
Stable value fund	1,380,559	1,246,288
Unitized stock fund	1,098,765	-
Coastal Financial Corporation common stock	-	1,200,231
Total investments	17,895,409	13,109,960
Receivables
Notes receivable from participants	324,268	318,052
Employer contributions	21,891	6,837
Employee contributions	23,000	-
Total receivables	369,159	324,889
TOTAL ASSETS	18,264,568	13,434,849
NET ASSETS AVAILABLE FOR BENEFITS	$18,264,568	$13,434,849

See Notes to Financial Statements

COASTAL COMMUNITY BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Twelve months ended December 31,
2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$2,768,164
Unrealized gain on common stock	104,025
Dividends	214,219
Total investment income	3,086,408
Interest income on notes receivable from participants	19,238
Other income	13,506
Contributions
Participant	1,484,053
Employer	561,250
Rollovers	268,919
Total contributions	2,314,222
Total additions	5,433,374
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	527,227
Deemed distribution	17,215
Administrative expenses, net	59,213
Total deductions	603,655
CHANGE IN NET ASSETS	4,829,719
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	13,434,849
End of year	$18,264,568

See Notes to Financial Statements

COASTAL COMMUNITY BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1– DESCRIPTION OF PLAN

The following description of the Coastal Community Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral plan covering substantially all employees of Coastal Community Bank, and is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Coastal Community Bank (the Bank) is the Plan’s sponsor and serves as Plan administrator.  The Plan became effective on September 1, 1997 and was most recently amended and restated on April 1, 2019.

Eligibility – Employees of the Bank must attain age 18 before participating and are eligible to participate in the Plan on the first day of the month following the date of hire.  Prior to an amendment in the Plan on April 1, 2019, the eligibility age was 21.

Contributions

Participant contributions – Each year, participants may contribute between 1% and 100% of pre-tax annual compensation as defined in the Plan. Participants may also elect to make Roth contributions and after-tax contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute/transfer amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a Trustee designated fund, as defined by the Plan, until elected otherwise by the participant.

Employer match contributions – The Bank may elect to make discretionary matching contributions to the Plan. For the year ended December 31, 2019, the Bank matched 50% of the first 10% of employee contributions, up to 5% of eligible compensation.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contributions and Bank matching contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan based on the investments selected by the participant. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan.

Coastal Financial Corporation common stock – Beginning July 1, 2019, the Plan was amended to allow participants to direct a portion of their contribution to the Coastal Financial Corporation unitized stock fund.  The Plan limits individual participant contributions in this fund to no more than 10% of the participant’s total investment in the Plan.  Stock dividends on Coastal Financial Corporation stock will be credited to the participant’s account when paid to the Plan.  All other earnings, gains, losses and expenses will be credited or charged as of each valuation date.  Prior to the creation July 1, 2019, the Plan held individual shares of Coastal Financial Corporation common stock; however, the Plan previously disallowed the option to purchase Coastal Financial Corporation stock as of January 1, 2014.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus actual earning thereon is based on years of continuous service. Participants vest in the Bank’s contributions plus actual earning thereon based on the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding amounts vested in the Coastal Financial Corporation unitized stock fund. The loans are issued by the Plan and secured by the balance in the participant’s account. All loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence. Prior to September 2015, a loan used to purchase a principal residence was required to be repaid within a reasonable period of time. Effective September 2015, the Plan was amended to specify a principal residence must be repaid within a period not to exceed fifteen years. Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest determined by the Plan administrator. Principal and interest is paid ratably through semi- monthly payroll deductions. As of December 31, 2019, the rates of interest on outstanding loans were 4.25%–6.50% through September 2040.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semiannual, or annual installments, over a period of time, not exceeding the earlier of the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, provided the vested balance in the participant’s account exceeds $5,000. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age. The Plan allows for participants to receive hardship distributions.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that is lost upon termination of employment.  Forfeitures are retained by the Plan and may be used to reinstate previously forfeited account balances of former Participants, if any or pay administrative expenses of the Plan.  Any remaining forfeiture may be used to reduce matching or discretionary employer contributions for the Plan year in which such forfeitures occur.   As of December 31, 2019 and 2018, forfeited nonvested accounts totaled $6,747 and $1,543, respectively. For the year ended December 31, 2019, Bank matching contributions were reduced by $1,543 from forfeited nonvested accounts.

NOTE 2– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), using the accrual method of accounting.

Use of estimates – The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that may affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – The investments are reported at fair value. The Plan’s custodian, TD Ameritrade Trust Company (TD Ameritrade) certifies the fair market value of all investments, including the Coastal Financial

Corporation unitized stock fund. Prior to 2019, TD Ameritrade did not value Coastal Financial Corporation common stock.  If available, quoted market prices are used to value investments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net change in fair value of investments consists of both the realized gains and losses and unrealized appreciation and depreciation of those investments.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon the occurrence of a distributable event, based on the terms of the Plan Agreement. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Payment of benefits – Benefits are recorded when paid.

Expenses – General Plan administrative expenses may be paid out of the forfeiture account or paid by the Bank. Investment management, recordkeeper, distribution, and loan transaction fees are paid by the Plan participants.

Subsequent events – Subsequent events were evaluated through the date the financial statements were issued.

In March 2020, the Plan’s custodian changed and assets were transferred from TD Ameritrade to Broadridge Matrix.  The change is a result of the retirement division of TD Ameritrade being sold to Broadridge Matrix.

During 2020, the COVID-19 pandemic has resulted in worldwide government restrictions on the movement of people, goods, and services resulting in an economic downturn. During the economic downturn, the fair value of investments and the related net assets available for benefits decreased. The full impact of the pandemic continues to evolve as of the date of this report, and likewise, the full impact of the pandemic on the net assets available for benefits and the changes in net assets available for benefits is uncertain and difficult to predict.

In response to the Coronavirus Aid, Relief and Economic Security Act, which was enacted in March 2020, the Plan was revised, effective April 27, 2020, to allow certain activities in 2020:

•

COVID-19 related distribution from the Plan of up to $100,000 anytime in 2020 (distributions are exempt from 10% early withdrawal penalty, not subject to 20% mandatory withholding requirement, can be included in employee’s income tax over three years);

•	Increase in the maximum loan amount to $100,000, and the ability to delay repayment of existing plan loans; and
•	Temporary waiver of required minimum distribution.

NOTE  3– FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques used for assets measured at fair value.

Registered investment companies (mutual funds) – Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value (NAV). The funds held by the Plan are deemed to be actively traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.

Coastal Financial Corporation unitized stock fund – At December 31, 2019, the unitized stock fund consists of Coastal Financial Corporation common stock and a short-term cash component that provides liquidity for daily trading. Coastal Financial Corporation common stock held by the Plan is valued at the closing price reported on the active market on which the individual securities are traded, and the short-term cash investments are valued at cost, which approximates fair value.

Coastal Financial Corporation common stock – At December 31, 2018, the Coastal Financial Corporation common stock held by the Plan is valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund – A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued using the net asset value practical expedient, an estimate of fair value. This NAV practical expedient would not be used if it is determined to be probable that the Plan will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There generally is no other redemption notice period or redemption restrictions; however, under certain circumstances, the issuer may in its discretion impose reasonable notice requirements and may choose temporarily not to execute requests to purchase or redeem units of the fund.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table discloses the fair value hierarchy of the Plan’s assets by level as of the dates indicated:

	Level 1	Level 2	Level 3	Total Fair Value
December 31, 2019
Registered investment companies	$15,416,085	$-	$-	$15,416,085
Coastal Financial Corporation unitized stock fund	1,098,765	-	-	1,098,765
Total assets in the fair value hierarchy	$16,514,850	$-	$-	16,514,850
Investments measured at NAV (practical expedient)				1,380,559
Investments at fair value				$17,895,409

December 31, 2018
Registered investment companies	$10,663,441	$-	$-	$10,663,441
Coastal Financial Corporation common stock	1,200,231	-	-	1,200,231
Total assets in the fair value hierarchy	$11,863,672	$-	$-	11,863,672
Investments measured at NAV (practical expedient)				1,246,288
Investments at fair value				$13,109,960

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments and unrealized gain on common stock in the statement of changes in net assets available for benefits.

NOTE  4– TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated July 15, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, the Plan administrator has evaluated the Plan’s tax positions and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE  5– RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. It is reasonably possible, given the level of risk associated with investment securities, that changes in the values of the investments in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

NOTE  6– PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of registered investment company funds managed by TD Ameritrade. TD Ameritrade is the custodian of the Plan and, therefore, transactions with these entities qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services to TD Ameritrade were $7,747 for the year ended December 31, 2019.

Plan investments include a unitized stock fund which is comprised of Coastal Financial Corporation common stock and short-term cash.  The Plan held 110,651 shares with a fair value of $1,098,765 at December 31, 2019.  At December 31, 2018, Plan investments included 78,807 shares of Coastal Financial Corporation common stock with a fair value of $1,200,231, and thus, qualify as party-in-interest transactions.  The Bank is a wholly owned subsidiary of Coastal Financial Corporation.

NOTE  7– PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE  8– RECONCILIATION TO FORM 5500

Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no material effect upon net assets available for benefits for either period.

SUPPLEMENTARY SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR

Coastal Community Bank 401(k) Plan EIN: 91-1811848, Plan #: 001 Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Vanguard 500 Index Admiral	Registered Investment Company	**	$2,547,324
	Franklin Small Cap Growth Adv	Registered Investment Company	**	1,672,514
	T. Rowe Price Growth Stock Adv	Registered Investment Company	**	1,392,077
	Prudential Total Return Bond Z	Registered Investment Company	**	1,161,979
	MFS Value R3	Registered Investment Company	**	1,068,659
	American Funds Europacific Growth R4	Registered Investment Company	**	1,042,563
	Vanguard Extended Market Idx Adm	Registered Investment Company	**	1,017,717
	American Beacon Small Cp Val Y	Registered Investment Company	**	1,016,248
	Vanguard REIT Index Adm	Registered Investment Company	**	614,155
	Oppenheimer Developing Markets Y	Registered Investment Company	**	612,593
	T. Rowe Price Global Technology	Registered Investment Company	**	507,358
	T. Rowe Price Health Sciences	Registered Investment Company	**	487,252
	Vanguard High Yield Corporate	Registered Investment Company	**	384,530
	American Funds 2035 Trgt Date Retire R4	Registered Investment Company	**	329,185
	Templeton Global Bond Adv	Registered Investment Company	**	288,816
	American Funds 2025 Trgt Date Retire R4	Registered Investment Company	**	238,141
	American Funds New Perspective R4	Registered Investment Company	**	199,936
	American Funds 2020 Trgt Date Retire R4	Registered Investment Company	**	165,566
	American Funds 2030 Trgt Date Retire R4	Registered Investment Company	**	161,385
	Vanguard Total Intl Stock Index Admiral	Registered Investment Company	**	123,714
	Vanguard Total Bond Mkt Index Admiral	Registered Investment Company	**	105,295
*	TD Bank USA MMDA	Registered Investment Company	**	68,185
	American Funds 2045 Trgt Date Retire R4	Registered Investment Company	**	53,370
	American Funds 2040 Trgt Date Retire R4	Registered Investment Company	**	53,287
	Fidelity Select Materials Portfolio	Registered Investment Company	**	40,668
	American Funds 2060 Trgt Date Retire R4	Registered Investment Company	**	29,501
	American Funds 2050 Trgt Date Retire R4	Registered Investment Company	**	23,203
	American Funds 2055 Trgt Date Retire R4	Registered Investment Company	**	10,864
	Wells Fargo Stable Value Fund N	Stable Value Fund	**	1,380,559
*	Coastal Financial Corporation Common Stock	Unitized stock fund	**	1,098,765
**	Participant loans	Interest rates range from 4.25% to 6.50% maturing through September 2040	0	324,268
	Total			$18,219,677
*	Indicates party-in-interest.
**	Information is not required as investments are participant-directed

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Moss Adams LLP
23.2	Consent of Independent Registered Public Accounting Firm - LBMC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COASTAL COMMUNITY BANK 401(k) PLAN
By: COASTAL COMMUNITY BANK,
Plan Sponsor and Administrator

Date: June 26, 2020	By:	/s/ Joel G. Edwards
Joel G. Edwards
Executive Vice President and Chief Financial Officer